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              SEVERANCE AGREEMENT AND RELEASE OF ALL CLAIMS


      This Severance Agreement and Release of all claims ("Agreement") is being entered into this August 22, 1994 date between Alan T. Kane (the "Employee") and Grossman's Inc. (the "Company").

      In consideration of the mutual covenants set forth below, Employee and the Company acknowledge that these decisions were made freely. Employee also acknowledges that he had ample opportunity to review and consider his decision and has had the opportunity to consult with his own legal counsel.

      The complete terms of the Agreement are noted below:

      1. Neither the fact that this Agreement was signed nor the compliance with the terms of this Agreement will be considered as an admission by the Company of any acts of wrongdoing or discrimination of any kind whatsoever against Employee. The Company and Employee specifically deny any wrongdoing.

      2. Employee agrees not to bring or pursue any lawsuit in state or federal court or any administrative proceeding before a federal, state, or municipal agency, or any other claim against the Company because of any matter which relates to or arises out of Employee's employment, termination of employment or other status with the Company.

      3. For the purpose of this Release, Company includes the stockholders, directors, officers, agents and employees of the Company. It also includes parent, subsidiary, affiliated or otherwise related companies and their stockholders, directors, officers, agents and employees.

      4. Employee includes heirs, spouse, legal representatives and assigns of the Employee.


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      5.   Employee and Company agree that the employee's employment
      pursuant to the Employment Agreement between Employee and the Company dated February 1, 1993 ("Employment Agreement") is terminated as of the close of business on August 29, 1994, and Employee shall receive the economic and non-economic benefits listed below in consideration for the full release of all claims against Company whether asserted or unasserted. This includes any claims for emotional distress.

           A. The Employee shall receive $575,000 as severance pay, subject to normal payroll deductions, on August 29, 1994, upon expiration of the 7 day rescission period set forth in Section 9 hereof.

           B. As additional consideration for the execution of this full release of all claims, the Company will afford the Employee the use of the Company automobile presently assigned to him until September 30, 1994. Employee agrees to return the Automobile to the Company in Braintree, Massachusetts on or before September 30, 1994, in its present condition, normal wear excepted, and to hold Company harmless from any liability arising from the use of the Automobile after the date hereof until the Automobile is turned in to the Company by Employee.

           C. Employee will receive payment for all salary and vacation earned and not taken through August 29, 1994.
           Accrued vacation pay may not exceed four weeks in accordance with Company policy.

           D. The employee may maintain his existing funds in the Company's 401(k) Plan until September 30, 1994. No additional funds may be added to the Plan during this period.

      6. The Employee may exercise COBRA rights to continue medical insurance coverage. At the conclusion of the COBRA coverage period, the Employee, at his discretion and cost, may switch to an individual non-group health plan as provided by the Company's current carrier Blue Cross and Blue Shield of Massachusetts.



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      7.   The Employee specifically releases the Company from all claims arising from his employment or the termination of his employment with the Company which are the subject of this Agreement, including any rights under the Employment Agreement and any common law claims or statutory claims including, but not limited to discrimination based on age, sex, national origin, handicap, color, race, religion, or sexual orientation under the Federal Rehabilitation Act of 1973, Title VII of the Civil Rights Act of 1964, Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, as amended, and similar provision contained in the Massachusetts General Laws including but not limited to Chapter 151B.

      8. It is expressly understood and acknowledged by Employee that this Agreement provides Employee with substantial consideration to which he would not ordinarily be entitled and is entered into for the purpose of avoiding controversy and litigation between employee and Company of any and all claims arising out of his employment relationship, the termination of the employment relationship as herein provided or any other dealings between the parties.

      9. This Agreement is intended to comply with the Older Workers Benefit Protection Act of 1990 ("OWBPA") with regard to the Employee's waiver of rights under the Age Discrimination in Employment Act of 1967 ("ADEA"):

           The Employee is specifically waiving rights and claims under ADEA; the waiver of rights under ADEA does not extend to any rights or claims arising after the date this Agreement is signed by the Employee; the Employee is receiving consideration in addition to that which he would otherwise be entitled; the Employee acknowledges that he has been advised to consult with an attorney before signing this Agreement; the Employee acknowledges receiving a copy of this Agreement on August 18, 1994 and that he has been given the opportunity in accordance with OWBPA to consider this document with his attorney, and Employee hereby waives the 21 day period, knowingly and voluntarily. This Agreement does not become effective for a period of 7 days after the Employee signs it.



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           The Employee has the right to revoke this Agreement during the
           7-day period. Revocation must be made in writing, signed by the Employee and delivered to the Employer during the 7-day period.

      10. Employee represents and warrants that he has not engaged in any conduct against the best interest of the Company during his employment and during the negotiations which led to this Agreement.

      11. Employee further agrees that he will refrain from engaging in any conduct which damages the reputation or otherwise defames or disparages Company, its officers, directors or employees. Employee also agrees that he will not engage in any unlawful or unfair competition following the execution of this Agreement.

      12. Employee acknowledges that while employed at Company, he had access to certain confidential or proprietary information. Employee shall not be permitted to utilize or divulge any confidential or proprietary information concerning Company to any third party, including but not limited to competitors, at any time before or following his termination of employment.

      13. Employee also agrees that for a period of two (2) years following the execution of this Agreement, he will not directly or indirectly hire or directly or indirectly solicit or cause to be hired any employee of Company to be employed or otherwise engaged by any organization with which the Employee becomes affiliated.

      14. Employee and Company agree that the terms, amount and other facts concerning this Agreement shall be confidential. The parties agree not to disclose any information relating to this Agreement to any third parties, including, but not limited to other current or past employees of the Company.






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      15.  Employee agrees that he has carefully read this
      Agreement, that he has been given ample opportunity to consult with his legal counsel, that he is receiving substantial benefits as a result of this Agreement, and that he is voluntarily signing by his own free act. This agreement constitutes a voluntary and knowing waiver of rights under the laws and statutes referenced in paragraphs 7 and 9 above.


      Company and Employee have signed this Agreement under seal on the dates indicated below.



/s/ Alan T. Kane
_______________________________   DATE  August 22, 1994
Alan T. Kane                            ---------------



WITNESSED AND APPROVED BY:
/s/ Richard E. Kent
_______________________________   DATE  August 22, 1994
                                        ---------------

GROSSMAN'S INC.

   /s/ Thomas R. Schwarz
By_____________________________   DATE  August 22, 1994
Thomas R. Schwarz                       ---------------